UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Donlin Gold Project, Alaska, USA, NI 43-101 Technical Report on Second Updated Feasibility Study

99.2	Consent of Qualified Person - Ignacy (Tony) Lipiec (P.Eng.)

99.3	Consent of Qualified Person - Gordon Seibel, RM SME.

99.4	Consent of Qualified Person - Kirk Hanson, P.E.

99.5	Certificate of Qualified Person - Ignacy (Tony) Lipiec (P.Eng.)

99.6	Certificate of Qualified Person -Gordon Seibel, RM SME.

99.7	Certificate of Qualified Person - Kirk Hanson, P.E.

99.8	News Release dated January 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: January 6, 2012	By:	/s/ Alex Tong
Alex Tong

	Title:	Controller